Exhibit 99.1

Algonquin Power & Utilities Corp. Announces Commercial Operation of St. Damase Wind Project

OAKVILLE, ON, Dec. 2, 2014 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced the achievement of commercial operation (“Commercial Operation”) of the 24 MW Phase I St. Damase Wind Project (“St. Damase I”) in Quebec under the terms of the power purchase agreement (“PPA”) with Hydro Quebec. The project was completed on time and on budget and is now successfully generating renewable power.

St. Damase I consists of 10 Enercon E-92, 2.35 MW wind turbine generators. The total capital cost of the facility was approximately $49 million, net of the Canadian Renewable and Conservation Expense tax incentive that was used to partially fund the project. The project site enjoys an excellent wind resource which will allow St. Damase I to produce an average of 76.9 GW-hrs of electricity per year. Under the 20 year power purchase agreement with Hydro Quebec, St. Damase I is expected to generate 2015 revenues of approximately $7.4 million.

“We are pleased to continue our contribution to the renewable energy business in Canada, and to successfully invest along with our community partners in Quebec,” commented Ian Robertson, Chief Executive Officer of APUC. “The successful completion of St. Damase I marks our first wind project in Quebec which, together with the expected Q1 2015 completion of the 24 MW Morse, SK wind project and 20 MW Bakersfield, CA solar project, reinforces our strategic focus on growing our generation business through the development of green-field renewable power projects.”

The St. Damase I wind turbines will allow APUC to evaluate the wind resource at the project site for future opportunities.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. is a $3.6 billion North American diversified generation, transmission and distribution utility. The distribution business group operates in the United States and provides rate regulated water, electricity and natural gas utility services to over 488,000 customers. The non-regulated generation business group owns or has interests in a portfolio of North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,150 MW of installed capacity. The transmission business group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. Algonquin Power & Utilities Corp. delivers continuing growth through an expanding pipeline of $2.8 billion of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A and AQN.PR.D. Visit Algonquin Power & Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

SOURCE Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information: Kelly Castledine, Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, L6J 2X1, Telephone: (905) 465-4500, Website: www.AlgonquinPowerandUtilities.com, Twitter: AQN_Utilities

CO: Algonquin Power & Utilities Corp.

CNW 10:56e 02-DEC-14